September 28, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, DC  20549

Re:	RehabCare Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 8, 2010
Definitive Proxy Statement filed March 23, 2010
File No. 001-14655

Dear Mr. Rosenberg:

We refer to the comment letter dated September 2, 2010 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the ‘‘Staff’’) concerning the Form 10-K for the fiscal year ended December 31, 2009 of RehabCare Group, Inc. (“RehabCare” or the ‘‘Company’’) filed with the Commission on March 8, 2010 (the ‘‘Form 10-K’’) and the Company’s Definitive Proxy Statement filed with the Commission on March 23, 2010 (the “Proxy Statement”).

We have set forth below the text of each of the Staff’s comments contained in its comment letter, followed by the Company’s response.  The Company expects that it will revise its future filings (beginning with its Form 10-K for the fiscal year ended December 31, 2010) as noted in the responses below.

Form 10-K – December 31, 2009

Notes to Consolidated Financial Statements

(14) Income Taxes, page 73

1.
Since the amount of deferred tax assets classified as ‘Other’ represents approximately 21% of total deferred tax assets as of December 31, 2009, and 23% as of December 31, 2008, please revise to disclose the nature of the items included in this balance and the approximate tax effect of each type of temporary difference and carryforward that gives rise to these assets.  Refer to ASC 740-10-50-6.

Below is a revised disclosure of the tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2009 and 2008 (in thousands):

	December 31,
	2009	2008
Deferred tax assets:
Allowance for doubtful accounts	$7,588	$5,439
Accrued insurance, vacation, bonus and deferred compensation	12,563	8,348
Net operating loss carryforward/capital loss carryforward	1,697	184
Stock based compensation	3,081	1,993
Accrued expenses	4,081	3,139
Other	2,435	1,578
Total gross deferred tax assets	31,445	20,681
Valuation allowance	(74)	(75)
Net deferred tax assets	31,371	20,606

Deferred tax liabilities:
Acquired goodwill and intangibles	47,402	10,500
Depreciation and amortization	5,229	1,913
Other	3,096	1,623
Total deferred tax liabilities	55,727	14,036
	$(24,356)	$6,570

Please note the addition of the line item labeled “accrued expenses” included in the deferred tax asset section of the revised disclosure.  This category includes deferred tax assets, which individually are not significant, resulting from several different types of accrued expenses.  The remaining balance in “other” consists of several individually insignificant deferred tax assets.

We respectfully request to prospectively revise our disclosures of significant deferred tax items for each period for which a statement of financial position is required beginning with the Company’s Form 10-K for the fiscal year ending December 31, 2010.

Definitive Proxy Statement filed on March 23, 2010

Board of Directors and Committees, page 5

2.
Please provide us with draft disclosure for future filings that states for each incumbent director and director nominee the particular experience, qualifications, attributes or skills that led your Board of Directors to conclude that these individuals should serve as your directors.  We refer you to Item 401(e) of Regulation S-K.

In response to your comment, we will expand the disclosure that appears under “Election of Directors” in the Company’s next definitive proxy statement substantially as follows:

Colleen Conway-Welch, Ph.D., R.N., 66, has been a director since September 2000.  In 2010, she also served as the chair of our Compliance Committee and as a member of our Patient Quality Safety Committee.  Dr. Conway-Welch was selected for these committees and nominated to our Board due to her extensive clinical and educational background in the field of nursing.  We believe she is specially qualified to assist us in developing quality policies and overseeing the continuing education programs offered to our employees.

Since 1984, she has been the dean and a professor at Vanderbilt University’s School of Nursing.  Dr. Conway-Welch also serves on the board of directors of Pinnacle Banks and Ardent Health Services.

Dr. Conway-Welch received her bachelor’s in nursing from Georgetown University, and her Ph.D. in nursing from New York University.  She also completed programs in finance and accounting at the Owen Graduate School of Management at Vanderbilt University.  She has honorary doctoral degrees from the University of Colorado School of Nursing, Georgetown University, and Cumberland University.

Anthony (“Buddy”) Piszel, CPA, 56, has been a director since October 2005.  In 2010, he served as the chair of our Audit Committee.  We believe Mr. Piszel is well suited for our Board and Audit Committee because he has more than 20 years of experience in senior financial positions, giving him a deep understanding of preparation and analysis of financial statements, the application of generally-accepted accounting principles, and understanding of internal controls and procedures.  In addition, he brings insight to the Board and Audit Committee to help maximize our operational results and effectively manage our capital.

Since January of 2009, he has been employed as Chief Financial Officer and Treasurer of First American.  From 2006 through 2008, Mr. Piszel was the Executive Vice President and Chief Financial Officer of Freddie Mac, a publicly-traded company financier of home loans created by the U.S. Congress.  Prior to joining Freddie Mac, Mr. Piszel served between August 2004 and November 2006 as Executive Vice President and Chief Financial Officer of HealthNet, Inc., a large publicly-traded managed healthcare company.  For more than five years prior to his employment with HealthNet, Mr. Piszel held several senior management positions at Prudential Insurance Company of America, including Senior Vice President and Controller for Prudential Financial, Inc.   His background also includes serving as an audit partner with Deloitte & Touche and two years as a practice fellow with the Financial Accounting Standards Board.  He earned a bachelor’s degree in economics from Rutgers University and an M.B.A. from Golden Gate University.   He is a member of the New Jersey State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Christopher Hjelm, 49, has been a director since July 2007.  In 2010, he was also a member of our Audit Committee.  Mr. Hjelm was selected for the Board, and for this Committee, due to his understanding of finance and accounting, as well as his particular experience in information systems engineering, site architecture, and operations.    We believe Mr. Hjelm can assist us in utilizing technology to improve productivity and become the innovator of patient-centered technology solutions.   Mr. Hjelm also has significant experience with mergers and acquisitions.

Mr. Hjelm serves as Senior Vice President and Chief Information Officer at The Kroger Company, where he has been employed since 2005.  Prior to joining The Kroger Company, Mr. Hjelm served as the Chief Information Officer for the Travel Distribution Services division of Cendant between December 2004 and July 2005.  Mr. Hjelm was employed by Orbitz as the Chief Information Officer from July 2003 to November 2004 when it was acquired by Cendant.  Mr. Hjelm was a Senior Vice President at eBay Technology with eBay, Inc., from March 2002 to June 2003.

Mr. Hjelm has a bachelor’s degree from Colorado State University, as well as an honorary PH.D. in computer science from Colorado Technical University.

Suzan Rayner, MD, MPH, 55, has been a director since July 2005.  She also serves as the chair of our Quality and Patient Safety Committee, and as a member of our Compliance Committee.  She was chosen for these roles due to her extensive clinical background in the field of rehabilitative medicine.  In addition, we believe she is qualified to assist us in determining reliable outcome measures for safety and quality.  She also is able to review and analyze reports from our clinical leadership regarding patient grievances and other statistics warranting further root-cause analysis.  We also believe that her qualifications enable her to oversee our continual employee education efforts.

Dr. Rayner serves as the Executive Vice President Medical Affairs / Medical Director for Schwab Rehabilitation Hospital and Care Network located in Chicago, Illinois, where she has been employed since 2000.  She is also a lecturer with the Department of Rehabilitation Medicine at Finch University of Health Sciences at the Chicago Medical School as well as a Clinical Associate for the medical school’s department of orthopedic surgery and rehabilitation medicine.  She is licensed to practice medicine in the State of Illinois and certified by the National Board of Medical Examiners.

Dr. Rayner earned a bachelor’s in psychology from Stanford University, and her M.D. from Northwestern University Medical School.  In addition, she completed a master’s degree in public health from UCLA.

Harry Rich, 71, has been a director since February of 2006 and the Chairman of the Board since August 1, 2006.  In 2010, he also served as a member of our Compensation and Nominating/Corporate Governance Committee (“CNCGC”), as well as a member of our Audit Committee.  Mr. Rich was selected for these roles due to his diversified experience in multiple industries, which includes active involvement in the preparation of financial statements, strategic planning and budgeting, mergers and acquisitions, investor relations, human resources, tax, and audit. In addition, he has fifteen years of experience in multinational healthcare company operations.

He officially retired from full-time employment in 2000, having been the Chief Financial Officer of Brown Shoe Company, Inc. since 1983, and a member of its board since 1985.  Prior to joining Brown Shoe, Mr. Rich was with Mallinckrodt, Inc. from 1978 until 1983 and with Baxter Laboratories before that.  He earned a bachelor’s degree from Harvard University as well as an M.B.A. from Harvard Business School.

Since retiring, he served as the Executive Vice President for Crown Capital Investment Advisors from August 2001 to October 2003.  Thereafter, he served as the Chief Financial Officer for the St. Louis Public School from November 2003 to November 2005.  Then, in 2009, he became the Chief Financial Officer of the Missouri Historical Society.  He also serves on the board of directors of Baker Footwear Group, Inc.

Larry Warren, 63, has been a director since October 2005.  Mr. Warren is a member of three of our Board committees, the Compliance Committee, the Quality and Patient Safety Committee, and the CNCGC.  Mr. Warren was selected for the CNCGC primarily due to his depth of experience with human resources and executive compensation matters.  He was selected for the Compliance Committee primarily due to his knowledge and understanding of healthcare operations and regulations.  He was selected for our Quality and Patient Safety Committee as we believe his experience in healthcare enables him to provide oversight of our clinical leadership.   Mr. Warren served as the Chief Executive Officer of the University of Michigan Hospital where he was employed from 1986 to 2005.  Since October 2006, Mr. Warren has served as the Interim Chief Executive Officer of Howard University Hospital in Washington, DC.

Theodore Wight, 68, has been a director since 1991.  He also serves as the chair of our Compensation and Nominating/Corporate Governance Committee.  Mr. Wight was selected for these roles due to his general knowledge of executive compensation issues as well as his particular experience in business valuation, capital structures, finance and accounting, recruiting, and strategic planning.   He also has experience in new product development, mergers and acquisitions, marketing, and business strategy.

Prior to his retirement, Mr. Wight had been engaged in the venture capital industry since 1980 as a general partner or member of a general partner in numerous venture capital partnerships based in San Francisco, California and Seattle, Washington, including Walden Investors and Pacific Northwest Partners SBIC, L.P.

Mr. Wight earned his bachelor’s and M.B.A. from the University of Puget Sound in Tacoma, Washington.

John Short, Ph.D., 66, has been our President and Chief Executive Officer since May 2004, having served as our Interim President and Chief Executive Officer since June 2003 and a Board member since 1991.  Dr. Short was selected for a position on our Board due to his deep understanding of our business, our industry, our competitors, our clients, and our employees.  In addition, Dr. Short has experience in working with health systems to achieve performance goals through the development of detailed operational plans.

From 1986 until 2004, Dr. Short was the Managing Partner of Phase 2 Consulting, Inc., a management and economic consulting firm for the healthcare industry.

Dr. Short has a bachelor’s degree in economics from San Jose State College in California as well as a Ph.D. in Economics from the University of Utah.  In addition, he has held teaching positions in the field of economics at the University of Utah and at Weber State College in Ogden, Utah.

3.
Please provide us with draft disclosure for future filings that states why you have chosen to separate the positions of Chief Executive Officer and Chairman of the Board of Directors, and the reasons that you believe that this leadership structure is the most appropriate structure for you at this time.  We refer you to Item 407(h) of Regulation S-K.

In response to your comment, we will expand the disclosure that appears under “Board Structure and Meetings” in the Company’s next definitive proxy statement substantially as follows:

We do not combine the role of the Chief Executive Officer with the Chairman of the Board.  The position of Chairman of the Board is held by an independent director.  We believe this structure is appropriate because the two offices have differentiated functions as established in our Bylaws and Corporate Governance Guidelines.  We further believe this structure allows for better Board oversight of management and risk.

Executive Compensation, page 12

4.	We note your disclosure concerning comparator groups you have used to benchmark your compensation against. Please confirm that in future filings you will identify all members of these groups.

In the Company’s next proxy statement filing, we will identify all member companies included in the health services comparator group.  For 2009, the identified Peer Group is noted as follows:

Almost Family, Inc.	Amedisys
AMN Healthcare Services	Bioscrip, Inc.
Catalyst Health Solutions	Cross Country Healthcare, Inc.
Emergency Medical Services Corp.	Ensign Group, Inc.
Gentiva Health Services, Inc.	Hanger Orthopedic Group
HealthSouth Corporation	inVentiv Health, Inc.
Kindred Healthcare, Inc.	LHC Group, Inc.
Lincare Holdings, Inc.	Res-Care, Inc.
Rural/Metro Corporation	Healthcare Group, Inc.
Sun Healthcare Group, Inc.

The peer group consisted of nineteen (19) organizations with 2008 fiscal year revenue between $213 million and $4.2 billion with a median of $1.2 billion.  The compensation data was derived from public proxy filings.  This Peer Group serves as the sole basis for compensation for the CEO and Board of Directors.

5.	With respect to grants made under your Long-Term Incentive Plan, please provide us with draft disclosure for future filings that expands your current disclosure to include the following:

•	the total target amounts of equity and cash compensation and the total targeted award opportunity expressed as a percentage of salary;

•	the targeted levels of corporate and individual performance goals and your assessment of the achievement of these goals that formed the basis for the restricted stock awards granted; and

•	the actual amount of the restricted stock awards.

With regard to the item under the first bullet, we direct your attention to page 19 of our current Proxy Statement, which provides a chart identifying each named executive officer, the total target amount of our Long-Term Incentive Plan expressed as a percent of salary as well as the percent of cash and equity components of same.

With regard to the item under the second bullet, we will expand the disclosure that appears under “Long-Term Incentive Plan – Total Award Opportunity” in the Company’s next definitive proxy statement substantially as follows:

To focus our executives on our long-term performance and tie executive compensation to increases in stockholder value, the CNCGC has established a Long-Term Incentive Plan (“LTIP”) which provides for cash and equity awards.  Each year, the CNCGC determines the target total LTIP award for each NEO based on external market competitiveness.  The total award opportunity, expressed as a percentage of base salary, varies by position and the mix of award components (cash and equity), also varies by position.  Since 2006, the CNCGC has annually implemented a new cash-based incentive plan using a three-year performance cycle (2007-2009, 2008-2010, 2009-2011, and 2010-2012), and restricted stock grants that vest with three years of continued employment.  The CNCGC believes this combination continues to provide a strong retention incentive, balances risk, and keeps senior executives focused on achieving our strategic objectives.

We will also expand the disclosure that appears under “Long-Term Incentive Plan – Discretionary Equity Awards” in the Company’s next definitive proxy statement substantially as follows:

In 2010, the CNCGC granted restricted stock that will vest three years from the grant date.  The CNCGC believes that time-vested awards are more effective in retaining executives.  Equity grants are typically approved at the CNCGC’s February meeting with the grant date being the Board’s approval date.  Awards are expressed as a percentage of base salary for each executive.

With regard to the item under the third bullet, we direct your attention to page 26 of our current Proxy Statement which expresses the quantity and dollar value of the restricted stock grants made to our named executive officers.

6.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach this conclusion.

As disclosed on page 8 of our definitive Proxy Statement, the Audit Committee of our Board of Directors has oversight responsibility for monitoring the steps management takes to review and control financial risk exposures and also for monitoring the guidelines and policies established by management regarding risk assessment and management.  The Audit Committee regularly reports to the full Board of Directors the results of these monitoring activities.

Our compensation policies have been designed to attract and retain highly-qualified and engaged employees.  Our compensation programs are designed to incentivize employees without encouraging excessive risk taking, and those programs contain the following features that are intended to mitigate risk:

•	Benchmarking of compensation against our peers;
•	Annual and long-term compensation based on multiple metrics tied to our short-term and long-term goals;
•	Internal controls and procedures, tied to our business ethics policies, designed to detect improper conduct that could have a material adverse effect on the Company; and
•	Independent compensation committee oversight of compensation policies and practices, and determination of compensation awards made to senior management.

For the foregoing reasons, we concluded that the risks associated with our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

* * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and other filings and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K and other filings do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at (314) 659-2189.

Sincerely,

/s/  Jay W. Shreiner______
Jay W. Shreiner
Executive Vice President and
Chief Financial Officer